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Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

		Three Months Ended March 31,	As of and for the Year ended December 31,
		2003	2002	2001	2000	1999
		(US$ in millions except ratios)
Earnings:
Pre-tax income from continuing operations before minority interests		97	484	264	71	(16)
plus:	Fixed charges	69	210	267	273	224
	Amortization of capitalized interest	1	6	5	4	3
	Distributed income of equity investees	—	—	—	—	—
	Share of pre-tax losses of equity investees	—	—	—	—	—
less:	Capitalized interest	(1)	(6)	(15)	(5)	(6)
	Preferred stock dividends	(1)	(5)	(10)	—	—
	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Earnings:		165	689	511	342	205
Fixed Charges:
Capitalized interest		1	6	15	5	6
Expensed interest		60	177	225	254	206
plus:	Amortized premiums, discounts and capitalized debt expenditures	2	4	1	1	1
	Estimate of interest within rental expense	5	18	16	13	11
	Preferred stock dividends	1	5	10	—	—

Fixed charges:		69	210	267	273	224
Ratio of Earnings/Fixed Charges(1)		2.40	3.28	1.91	1.26	0.92 (2)

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges, earnings are defined as income before taxes plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of majority-owned subsidiaries.

(2)
Earnings were inadequate to cover fixed charges by $19 million.

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Statement Regarding Computation of Ratios of Earnings to Fixed Charges